SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-150462

NOTIFICATION OF LATE FILING

☐ Form 10-K                                           ☐ Form 11-K                                           ☐ Form 20-F                                           ☒ Form 10-Q
☐ Form N-SAR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K                                                                                     ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                                     ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________
________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant                                                                           Sagebrush Gold LTD.
Former name if applicable
Address of principal executive office                                                   1640 Terrace Way
City, state and zip code                                                                           Walnut Creek, California 94597

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant year has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such annual report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Sheldon Finkel                                               (212) 810-6193
        (Name)                                                           (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒ Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sagebrush Gold Ltd.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2011
/s/ Sheldon Finkel
	By:	Sheldon Finkel
	Title:	Chief Executive Officer

Explanation of Change for Results of Operation
For the Six Months Ended June 30, 2011 and
For the Period from February 10, 2010 (Inception) to June 30, 2010

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q.  The registrant anticipates its results of operations to reflect an increase in operating expenses from $1,008,590 to $2,669,938 for the period from February 10, 2010 to June 30, 2010 and for the six months ended June 30, 2011, respectively.  The increase in expenses were attributable to increased costs of revenue for live event production, increased sales and marketing expenses, increased compensation and consulting expenses, and increased general and administrative expenses.  The increase in these expenses was largely attributable to the expenses incurred by our majority-owned subsidiary, Capital Hoedown, Inc., for operating a live music festival to be held in Ottawa, Canada on August 11-13, 2011.  In addition, the registrant anticipates its results of operations to reflect other expenses attributable to financing costs of $1,422,774 in connection with the notes payable and convertible promissory notes issued in February 2011.